EXHIBIT (a)(1)(J)

                            JERRY'S FAMOUS DELI, INC.

                    SUPPLEMENT TO OFFER TO PURCHASE FOR CASH
                              UP TO 750,000 SHARES
                                 OF COMMON STOCK
                             AT $5.30 NET PER SHARE


    The offer and withdrawl rights will expire at 5:00 p.m., California time, on August 31, 2001, unless the offer is extended.

         This Supplement to the Offer to Purchase (this "Supplement") of Jerry's Famous Deli, Inc., a California corporation (the "Company") is designed to be read in conjunction with the Company's Offer to Purchase dated April 27, 2001, as well as the Supplement to the Offer to Purchase dated August 3, 2001, copies of which have been previously disseminated to the Company's shareholders. Unless otherwise indicated, capitalized terms set forth in this Supplement have the same meanings attributed to them in the Offer to Purchase. Except as set forth in this Supplement, all other terms of the Offering remain the same.

Increase in the Size of the Offering

         The Company has increased the size of the Offer from 600,000 to 750,000 shares of Common Stock. Under the terms of the Offering, in the event the number of Shares tendered by shareholders during the Offering period exceed the size of the Offering, the Company is obligated to accept on a pro rata basis Shares tendered by every shareholder according to the number of Shares tendered by each such shareholder during the term of the Offering. The Company has increased the size of the Offering in an attempt to avoid the need to pro rate the Shares tendered amongst the shareholders of the Company who tender Shares in the Offering if the amount tendered exceeds 600,000 shares. However, if the number of Shares tender in this Offering exceeded 750,000, the Company would still be required to accept the Shares tendered in the Offering on a pro rata basis.


August 16, 2001                                   JERRY'S FAMOUS DELI, INC.